ZENASCENT, INC.
                         10 West 33rd Street, Suite 705
                            New York, New York 10001

                                SCHEDULE 14f-1/A
                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

      This amended Information Statement ("Amended Information Statement") is being mailed on or about April 3, 2002, by Zenascent, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") and to the holder of record of the Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock"). You are receiving this Amended Information Statement in connection with the intended appointment of a majority of the members to the Company's Board of Directors in connection with the transactions described below.

      On February 21, 2002, the Company entered into an Amended and Restated Agreement and Plan of Merger (the "Second Restated Merger Agreement"), dated as of February 21, 2002, by and among the Company, Zenascent Newco Inc., a Delaware corporation and the wholly-owned subsidiary of the Company ("Newco"), Cedric Kushner Boxing, Inc., a Delaware corporation ("CKB"), Cedric Kushner Promotions, Ltd., a New York corporation and the wholly-owned subsidiary of CKB ("CKP"), Cedric Kushner and James DiLorenzo, which amended and restated in its entirety the Amended and Restated Agreement and Plan of Merger, dated as of September 17, 2001, by and among the Company, Newco, CKB, CKP, Cedric Kushner and James DiLorenzo. The Second Restated Merger Agreement was included as Exhibit 2.1 to the Company's Form 8-K/A filed on February 26, 2002.

      Pursuant to the Second Restated Merger Agreement, Newco will merge with and into CKB, with CKB being the surviving corporation (the "Merger"). Under the terms of the Merger, the Company will acquire 100% of the capital stock of CKB in exchange for the issuance to the stockholders of CKB of the following consideration:

      (1) at the time of the Merger, shares of preferred stock of the Company (the "Merger Preferred Stock") that are convertible into Common Stock of the Company;

      (2) at the time of the Merger, a warrant to purchase Common Stock of the Company which, when added to the shares of Common Stock to be issued upon conversion of the Merger Preferred Stock, will constitute approximately 68% of the fully-diluted common equity of the Company;

      (3) within thirty (30) days following the Merger, the Company is obligated to raise an additional $500,000 (the "Post-Merger Financing Amount"). If the Company does not raise all or a portion of the Post-Merger Financing Amount, the stockholders of CKB will be entitled to receive up to an additional 19,500,000 shares of Common Stock of the Company (the "Post-Merger Financing Shares"), which, when added to the merger consideration received by the stockholders of CKB at the time of the Merger, will constitute approximately 76% of the fully-diluted common equity of the Company.

           As of the date hereof, the Company has already raised $139,500 of the Post-Merger Financing Amount. The Company is in the process of consummating a private placement of its convertible notes and warrants to raise the remaining portion of the Post-Merger Financing Amount. The Company believes that it will raise the Post-Merger Financing Amount and does not expect that the Post-Merger Financing Shares will be issued.

      It is a condition to the Merger that the Company shall have loaned to CKP, for a period of one year and at an annual interest rate of ten percent (10%), at least $1,120,000. As of the date hereof, the Company has lent $1,120,000 to CKP, and therefore, the Company has met all of its pre-Merger financial obligations to CKB.

      Upon the consummation of the Merger, the Company's management and Board of Directors intend to resign and will be replaced with CKB's management and a Board of Directors that will consist of four (4) persons designated by the stockholders of CKB and one (1) person designated by the Company's present Board of Directors. Initially, Steven Angel, a current member of the Board of Directors of the Company, will remain on the Board as the one person designated by the Company's present Board of Directors. Cedric Kushner and James DiLorenzo will initially be appointed to the Board of Directors of the Company


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


as two (2) of the four (4) persons designated by the stockholders of CKB. The remaining two (2) directors have not yet been designated by CKB and are expected to be named shortly after the consummation of the Merger. Current directors will not resign, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Amended Information Statement with the Securities and Exchange Commission ("SEC") or the date of the mailing of this Amended Information Statement to the holders of Common Stock and the holder of the Series A Preferred Stock of the Company.

      This Amended Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14-f thereunder.

      You are urged to read this Amended Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Steven Angel, Cedric Kushner and James DiLorenzo.

      The information contained in this Amended Information Statement regarding CKB, Cedric Kushner, James DiLorenzo and Livingston Investments, LLC has been furnished to the Company by CKB.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

      As of April 3, 2002, the Company has outstanding (i) 9,633,310 shares of Common Stock (the "Outstanding Stock"); (ii) warrants to acquire 6,650,573 shares of Common Stock (the "Outstanding Warrants"); (iii) options to acquire 452,332 shares of Common Stock (the "Outstanding Options"); and (iv) 135,000 shares of the Series A Preferred Stock that are convertible into 1,350,000 shares of Common Stock. At the time of the Merger, there shall be outstanding only the following securities of the Company: (i) the Outstanding Stock; (ii) the Outstanding Warrants and shares of Common Stock for which they have been exercised; (iii) the Outstanding Options and shares of Common Stock for which they have been exercised; (iv) the Series A Preferred Stock; (v) securities issued in a pre-Merger Financing, which shall be convertible into no more than 1,792,000 shares of Common Stock; (vi) 399,331 shares of Common Stock issued upon conversion of certain promissory notes of the Company; (vii) additional


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


warrants to be issued as merger consideration which are convertible into 1,000,000 shares of Common Stock; and (viii) that number of shares of Series B Convertible Preferred Stock, par value $0.01 per share of the Company (the "Series B Preferred Stock") and Series C Convertible Preferred Stock, par value $0.01 per share of the Company (the "Series C Preferred Stock") to be issued as merger consideration which is convertible into up to 42,767,347 shares of Common Stock.

      As of April 3, 2002, the Company's Common Stock and Series A Preferred Stock are the only classes of voting securities of the Company. The Company's Common Stock is entitled to one vote per share; holders of shares of Series A Preferred Stock are entitled to 10 votes per share (equivalent to one vote per share of Common Stock into which the Series A Preferred Stock converts). Shares of Series B Preferred Stock and Series C Preferred Stock have not yet been designated by the Company and will be designated in connection with the Merger. Holders of Series B Preferred Stock will be entitled to 100 votes per share (equivalent to one vote per share of Common Stock into which the Series B Preferred Stock converts). Holders of Series C Preferred Stock will be entitled to 100 votes per share (equivalent to one vote per share of Common Stock into which the Series C Preferred Stock converts).


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information with respect to the beneficial ownership of the Company's capital stock immediately after the Merger, by:

      - each person who will be known to beneficially own more than five percent of any class of the Company's voting stock;

      - each director and officer of the Company (including proposed directors and officers); and

      -   all directors and executive officers as a group.

      Except as otherwise noted, the Company believes that the persons listed below have sole investment and voting power with respect to the capital stock owned by them.


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


                                                                                                 Weighted
Name and Address (1)                     Class of                               Percent           Voting
of Beneficial Owner (2)                    Stock              Shares            of Class       Percentage(4)
---------------------------------        ------------       ----------          --------       -------------

Adam Goldberg                            Common                  45,000(2)        0.23(3)        0.07

Steven Angel                             Common                 185,000(2)        0.94(3)        0.29

Elliot Davis                             Series A               135,000         100.00           2.11
                                         Preferred
                                         Common               1,350,000(5)        6.83(3)        2.11

James DiLorenzo                          Series B                59,963          15.00           9.38
                                         Preferred
                                         Series C                 5,585(7)       20.00           0.87
                                         Preferred

Cedric Kushner                           Series B               339,789          85.00          53.18
                                         Preferred

Livingston Investments,                  Series C                22,337(7)       80.00           3.50
LLC                                      Preferred
                                         Common               1,000,000(6)        5.10(3)        1.60

All officers and directors
after completion of the
Merger (8)                               Common                 230,000           1.16(3)        0.36

                                         Series B               399,752         100.00          62.56
                                         Preferred
                                         Series C                27,922(7)      100.00           4.37
                                         Preferred

----------------

(1) The address for Adam Goldberg and Steven Angel is c/o Zenascent, Inc., 10 West 33rd Street, Suite 705, New York, New York 10001. The address for Elliot Davis is c/o CSI 7250 West Palmetto Park Road, Suite 106, Boca Raton, Florida. The address for James DiLorenzo and Cedric Kushner is 1 Montauk Highway, Southampton, New York 11968. The address for Livingston Investments, LLC is c/o Law Offices of Harrison K. Chauncey, Jr., 241 Bradley Place, Palm Beach, Florida 33480.

(2) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Exchange Act. This definition includes the right to acquire beneficial ownership of a security within 60 days, including, but not limited to the right to exercise any option or


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


      warrant. In particular, Adam Goldberg currently owns 15,000 shares of Common Stock and holds vested options that are convertible into 30,000 shares of Common Stock. Steven Angel currently owns 35,000 shares of Common Stock and holds vested options that are convertible into 150,000 shares of Common Stock.

(3) For purposes of calculating the percentage ownership of Common Stock, these calculations are based upon a pool of 19,778,546 possible shares of Common Stock, which includes the following: 9,633,310 shares of the Company's Common Stock currently outstanding; warrants to acquire 6,650,573 shares of Common Stock; vested options to acquire 303,332 shares of Common Stock; securities issued in a pre-Merger financing, which shall be convertible into no more than 1,792,000 shares of Common Stock, 399,331 shares of Common Stock issued upon conversion of certain promissory notes of the Company; and additional warrants to be issued as merger consideration which are convertible into 1,000,000 shares of Common Stock.

(4) Since each share of Series A Preferred Stock is entitled to 10 votes in the same voting pool as the holders of Common Stock and each share of Series B and Series C Preferred Stock is entitled to 100 votes in the same voting pool as the holders of Common Stock, calculations are also presented as a "Weighted Voting Percentage" representing the weighted voting control of each person listed in the table set forth above in respect of the collective voting pool. For purposes of calculating the Weighted Voting Percentage, these calculations are based upon the following: 9,633,310 shares of the Company's Common Stock; warrants to acquire 6,650,573 shares of Common Stock; vested options to acquire 303,332 shares of Common Stock; securities issued in a pre-Merger financing, which shall be convertible into no more than 1,792,000 shares of Common Stock; 399,331 shares of Common Stock issued upon conversion of certain promissory notes of the Company; additional warrants to be issued as merger consideration which are convertible into 1,000,000 shares of Common Stock; 135,000 shares of Series A Preferred Stock which are convertible into 1,350,000 shares of Common Stock; approximately 399,752 shares of Series B Preferred Stock to be issued as merger consideration, which are convertible into 39,975,200 shares of Common Stock; and 27,922 shares of Series C Preferred Stock to be issued as merger consideration


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


      which are convertible into 2,792,200 shares of Common Stock. Therefore, immediately following the Merger, the total number of possible votes on an as-converted basis is 63,895,946.

(5) Pursuant to the terms of a warrant held by Elliot Davis, Mr. Davis is entitled to purchase 1,350,000 shares of Common Stock.

(6) At the time of the Merger, Livingston Investments, LLC shall receive a warrant to purchase 1,000,000 shares of Common Stock.

(7) Each holder of Series C Preferred Stock may, at any time at the sole option of the holder, convert each share of the Series C Preferred Stock into 100 shares of Common Stock, provided, however, that only one-half of the total number of shares constituting the Series C Preferred Stock shall be convertible into shares of Common Stock within the first three years following the filing of the Series C Certificate of Designation.

(8) Only 2 of the 4 authorized board members to be selected by CKB have been designated by the stockholders of CKB. CKB is authorized to designate an additional 2 board members.

      Promptly following the Merger, the Company shall use its best efforts to file and mail to its stockholders a proxy statement as required by the Exchange Act seeking approval of an amendment to its certificate of incorporation to (i) increase the authorized number of shares to 100 million; (ii) change the name of the Company from "Zenascent, Inc." to "CKP, Inc." and (iii) effect a reverse stock split so that the total number of outstanding shares of Common Stock following such reverse split will be between 15 and 20 million shares.


DIRECTORS AND EXECTIVE OFFICERS

      The following sets forth the name, age and positions, of the Company's officers and directors prior to the Merger. Also set forth below is information as to the principal occupation and background for such persons.

      Adam Goldberg, 37, has been our Chairman, Chief Executive Officer, Treasurer and a director since 2000. Since 1993, Mr. Goldberg has been engaged in private legal practice, specializing in real estate, real estate litigation


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


and securities law. Mr. Goldberg holds a J.D. from Brooklyn Law School and a B.A. from the State University of New York at Buffalo.

      Steven Angel, 25, has been our Executive Vice President, Secretary and a director, since 2000. From 1998 through 2000, Mr. Angel was the Vice President of Power Punch Promotions. From 1994 to 1998, Mr. Angel attended the University of Maryland, where he received a Bachelor of Science degree in marketing.


APPOINTMENT OF NEW DIRECTORS

      The Second Restated Merger Agreement provides that upon the consummation of the Merger, the Company's management and Board of Directors will resign and will be replaced with CKB's management and a Board of Directors that will consist of four (4) persons designated by the stockholders of CKB and one (1) person designated by the Company's present Board of Directors. It is intended that Steven Angel will remain on the Board as the one person designated by the Company's present Board of Directors and that Cedric Kushner and James DiLorenzo will initially be appointed to the Board of Directors of the Company as two (2) of the (4) persons designated by the stockholders of CKB. Information regarding Steven Angel is set forth immediately above. Set forth below is certain information with respect to Messrs. Kushner and DiLorenzo:

      Cedric Kushner, 53, will become a director and president of the Company. Mr. Kushner has served as president of CKB and its predecessor companies, CKP and Cedric Kushner Productions, Ltd. since 1974. From 1974 to 1982, Mr. Kushner was one of the premier rock `n' roll promoters in the United States. He promoted the likes of Steppenwolf, Fleetwood Mac, Bob Segar, Rod Stewart, Journey, Joni Mitchell and the Rolling Stones. Since 1982, Mr. Kushner has steadily established himself as a major force in the world of boxing. Currently, CKB promotes world champion and top contender boxers including #1 IBF Heavyweight Contender Chris Byrd.

      James DiLorenzo, 37, will become a director, executive vice president, secretary and treasurer of the Company. Mr. DiLorenzo joined CKP in 1991 and became a partner in 1998. Mr. DiLorenzo has served as executive vice president, secretary and treasurer of CKB and CKP since 1999 and 1998, respectively. Mr. DiLorenzo created the popular "Heavyweight Explosion" and "Thunderbox" series and is currently the head of all of CKP's media endeavors. Mr. DiLorenzo also manages CKP's international and domestic television distribution.

NO COMMITTEES OF THE BOARD OF DIRECTORS

      The Company does not currently have standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions.


MEETINGS OF THE BOARD OF DIRECTORS

      The Board of Directors held two meetings during the 2001 fiscal year.


SECTION 16 (A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


      Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

      Based upon a review of the Company's records, the Company is not aware of any director, officer or beneficial owner of more than ten percent of the Company's Common Stock that, during fiscal year 2001, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act.


COMPENSATION OF DIRECTORS

      The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof. The Board of Directors also intends to compensate Directors who are not employees of the Company $1,000 per month and to grant each Director who is not an employee of the Company options to purchase 12,000 shares of Common Stock each year, with a per share exercise price equal to the then fair market value of the Common Stock.


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


EXECUTIVE COMPENSATION

      The following table sets forth certain information regarding compensation paid by the Company during each of the last three fiscal years to the Company's Chief Executive Officer for each of those years and any officer of the Company who earned in excess of $100,000 in any of the last three fiscal years.

Summary Compensation Table


Summary Compensation Table

                                                                        Restricted       Securities               All Other
                                                                           Stock         Underlying      LTIP     Compensa-
NAME AND PRINCIPAL POSITION             YEAR    SALARY        BONUS     Award(s) (2)      Options/     Payouts      tion
---------------------------             ----    ------        -----     ------------     ----------    -------    ---------


Adam Goldberg....................       2001   $ 12,000         ---      $  9,300            ---         ---
  Chairman of the Board and             2000   $    ---      15,000      $  1,500            ---         ---          ---
  Chief Executive Officer               1999   $    ---         ---           ---            ---         ---          ---

Steven Angel.....................       2001   $ 84,000         ---      $ 46,500            ---         ---          ---
  Secretary and                         2000   $ 45,500         ---      $  5,250            ---         ---          ---
  Executive Vice President              1999   $    ---         ---           ---            ---         ---          ---

Paul H. Berger...................       2001   $    ---         ---           ---            ---         ---          ---
  Chairman of the Board and             2000   $ 30,000         ---           ---            ---         ---          ---
  Chief Executive Officer               1999   $ 31,249         ---           (1)            ---         ---          ---

Gary M. Treater..................       2001   $    ---         ---           ---            ---         ---          ---
  Executive Vice President              2000   $ 12,826         ---      $ 12,826            ---         ---          ---
                                        1999   $115,434         ---           ---            ---         (3)          ---

Neal J. Cohen....................       2001        ---         ---           ---            ---         ---          ---
  Vice President Apparel                2000   $109,100         ---      $ 40,963            ---         ---          ---
  Operations                            1999   $101,700         ---           ---            ---         (4)          ---


----------------------

(1)   Mr. Berger deferred an additional $93,751.

(2)   Representing value of shares of restricted stock, at date of grant.

(3)   Mr. Treater deferred an additional $25,652.

(4)   Mr. Cohen deferred an additional $33,900.


Stock Option Plans

      The 1996 Incentive and Non-Qualified Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors and the shareholders. Under the 1996 Plan, 1,150,000 shares of Class A Common Stock have been reserved for issuance upon exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code (the "Code"), or (ii) non-qualified options. ISOs may be granted under the 1996 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors and


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


other persons who render services to the Company or any subsidiary corporation of the Company (whether or not they are employees).

      The 1998 Incentive and Non-Qualified Stock Option Plan (the "1998 Plan" and collectively with the 1996 Plan, the "Plans") was adopted by the Board of Directors and the shareholders of the Company in June 1998. Under the 1998 Plan, 800,000 shares of Class A Common Stock have been reserved for issuance upon exercise of options designated as either (i) ISOs under the Code, or (ii) non-qualified options. ISOs may be granted under the 1998 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants and other persons who render services to the Company or any subsidiary corporation of the Company (whether or not they are employees), and to all directors of the Company.

      The purpose of the Plans is to provide additional incentive to officers and other employees of the Company as well as other persons providing services to the Company by affording them an opportunity to acquire or increase their proprietary interest in the Company through the acquisition of shares of its Common Stock. The Board of Directors is responsible for administering the Plans. The Board, within the limitations of the Plans, may determine the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, the time, manner and form of payment upon exercise of an option, and whether restrictions such as repurchase rights by the Company are to be imposed on shares subject to options. ISOs granted under the Plans may not be granted at a price less than the fair market value of the Class A Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting power of all classes of stock of the Company). The aggregate fair market value at the time of grant of shares for which ISOs granted to any person are exercisable for the first time by any person during any calendar year may not exceed $100,000. Options under the Plans may not be granted more than 10 years after its effective date. Options granted to date have seven (7) year terms. The term of each ISO granted under the Plans will expire not more than ten years from the date of grant (or five (5) years in the case of persons holding 10% or more of the voting power of all classes of stock of the Company). Options granted under the Plans are not transferable during an optionee's lifetime but are transferable at death by will or under the laws of descent and distribution.


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


Stock Option Grants and Exercises

      Pursuant to the Company's 1998 Employee Stock Option Plan, on or about February 15, 2001, Adam Goldberg was issued 30,000 options to purchase shares of Common Stock at an exercise price of $0.34. The options vested immediately. The shares underlying the options are registered and contain a cashless exercise provision. These options expire in 7 years.

      Pursuant to the Company's 1998 Employee Stock Option Plan, Steven Angel was issued 12,500 options to purchase shares of Common Stock each month during the period of February 2001 through January 2002 for a total of 150,000 options. The options have exercise prices ranging from $0.23 to $1.44. The options vested immediately. The shares underlying the options are registered and contain a cashless exercise provision. These options expire in 7 years.

      Pursuant to severance provisions contained in his employment agreement, Adam Goldberg will be issued 49,000 options to purchase shares of Common Stock at an exercise price equal to $1.43. The options vest on February 21, 2003. The shares underlying the options are unregistered with piggyback registration rights and contain a cashless exercise provision. These options expire in 5 years. Pursuant to a severance provision in the employment agreement of Steven Angel, he will also be issued 100,000 options on the same terms and conditions as provided in Adam Goldberg's employment agreement.

Employment Agreements

      No employment agreements are currently in effect which will survive after the Merger. However, as noted in the "Stock Option Grants and Exercises" section immediately above, pursuant to the terms of Adam Goldberg's current employment agreement (which will not survive after the Merger), Adam Goldberg will be issued 49,000 options to purchase shares of Common Stock at an exercise price equal to $1.43. The options vest on February 21, 2003. The shares underlying the options are unregistered with piggyback registration rights and contain a cashless exercise provision.

      Pursuant to the terms of Steven Angel's current employment agreement (which will not survive after the Merger), $140,000 in cash payments shall be made to Steven Angel following the Merger (the "Severance Payments"). $70,000 of


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


the Severance Payments will be made pro rata from the first $500,000 raised by the Company following the Post-Merger Financing (the "Subsequent Financing") and the balance of the Severance Payments will be made from the next $70,000 raised by the Company after the Subsequent Financing. As noted in the "Stock Option Grants and Exercises" section immediately above, pursuant to a severance provision in Steven Angel's employment agreement, Mr. Angel will also be issued 100,000 options to purchase shares of Common Stock on the same terms and conditions as provided in Adam Goldberg's employment agreement.


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


      SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Amended Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ZENASCENT, INC.


                                    By:/s/STEVEN ANGEL
                                       ---------------
                                        Steven Angel
                                        Executive Vice President
                                        and Secretary


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